Exhibit 99.1

Medigus’ MUSE System Continues to Gain Clinical Adoption in
the U.S. and Europe, With Number of Procedures Up Three-Fold
Over Same Period Last Year

- Top gastroenterologists showcase the benefits of using the MUSE system for transoral fundoplication, a leading procedure for the treatment of GERD -

- More than 200 procedures have been performed globally using MUSE -

OMER, Israel, March 1, 2016 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, announced today that several commercial procedures using the Medigus Ultrasonic Surgical Endostapler, or MUSE™ system, have been completed by leading gastroenterologists in Europe and the U.S. Since the product’s introduction, more than 200 procedures have been performed globally using MUSE. Recently, Dr. Ali Lankarani, Board member of the Advanced Therapeutic Endoscopy Center (ATEC) at the Borland-Groover Clinic in Jacksonville, FL, completed his eighteenth procedure with the MUSE system.

“In my experience, MUSE offers many advantages over existing therapies and should be considered by gastroenterologists as a leading minimally-invasive treatment option for their GERD patients,” said Dr. Lankarani. “Transoral fundoplication, the procedure performed with the MUSE system, addresses the underlying cause of GERD and therefore delivers long-term relief from its painful symptoms while also offering greater patient comfort over more invasive procedures.”

MUSE is a comprehensive device incorporates microvisual, ultrasonic and surgical stapling capability. The device allows a single physician or surgeon to perform fundoplication (stapling of the upper part of the stomach to the lower esophageal sphincter) transorally (without incisions). Since the device doesn’t require any incisions, patients generally report greater comfort during procedure and experience reduced hospital stays by up to 50% over invasive fundoplication procedures.

Medigus’ flagship medical device continues to gain adoption from leading physicians and healthcare centers around the world. Year to date, nearly 25 procedures using the MUSE system have been completed by top physicians in markets where the device is commercially available, including:

• Barham K. Abu Dayyeh, MD, Gastroenterologist, Mayo Clinic, Minnesota
•   Professor Thomas Rösch, Director of the Clinic for Interdisciplinary Endoscopy, University Medical Center Hamburg-Eppendorf and deputy publisher of Gut, a leading international journal in gastroenterology and hepatology

• Professor Guido Costamagna, Director of the Division of Digestive Endoscopy, Gemelli Hospital of the Catholic University in Rome
• Professor Pier Alberto Testoni, Chair of Gastroenterology and the Graduate School of Gastroenterology, University Vita-Salute San Raffaele University in Milan

“MUSE was designed to offer physicians and patients an advanced, competitive product for the treatment of GERD, and we thank these esteemed physicians for their continued support and ongoing advocacy to help drive its clinical adoption by educating their peers on its availability,” said Chris Rowland, CEO of Medigus.

To learn more about the MUSE system as well as locate a physician who offers MUSE within his/her practice, visit www.RefluxHelp.com.

About MUSE™
The MUSE system is a leading technology in Natural Orifice Endoscopic Surgery procedures. The single operator system performs anterior partial fundoplication with standard surgical staples in a less invasive way, compared to other surgical procedures. Its intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder. The endostapler, which resembles an endoscope, is designed to be operated by a single user, includes a handle with controls, an 80cm flexible shaft, a 5cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a distal tip. The MUSE system is FDA cleared and CE marked and has obtained the necessary licenses to market the product in Canada and Israel.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il